AVONDALE ACQUISITION CORP.

301 NW 63rd, Suite 400

Oklahoma City, OK 73116

November 10, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jay E. Ingram

Re:	Avondale Acquisition Corp.
Registration Statement on Form S-1
Filed: April 7, 2015
File No. 333-203281

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Avondale Acquisition Corp. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, Registration No. 333-203281 (together with all exhibits and amendments thereto, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because it has determined not to proceed with the offering of its common stock pursuant thereto at this time. The Registration Statement has not been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions with respect to this matter, please contact Tom Blalock, the Company’s legal counsel, at (405) 608-5727.

Sincerely,

Scott R. Mueller, President

P.O. BOX 18756 • OKLAHOMA CITY, OK 73154	•	301 N.W. 63RD, SUITE 400 • OKLAHOMA CITY, OK 73116
405.418.8080	•	SCOTT.MUELLER@ARCAP-OKC.COM